

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 28, 2016

Timothy Miller
President
Texas Republic Capital Corporation
115 Wild Basin Road
Suite 306
Austin, Texas 78746

>   **Re: Texas Republic Capital Corporation**
>   **Registration Statement on Form 10**
>   **Filed April 29, 2015**
>   **File No. 000-55621**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   Please note that pursuant to Exchange Act Section 12(g)(1), this registration statement on Form 10 becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new Form 10 that includes changes responsive to our comments. Please note that we will continue to review your filing until all of our comments have been addressed.

<u>Business, page 1</u>
<u>General Development of Business, page 1</u>

2. We note your statement that "The Company was incorporated on May 15, 2012, for the primary purpose of forming and/or acquiring a life insurance company or insurance related companies and the formation of financial service businesses." If it is your plan to operate a financial services business other than the insurance and related businesses described in your filing, please describe the additional planned financial service business.

<u>Texas Republic Life Insurance Company, page 1</u>

3. We note your statement regarding your proposed administrative services agreement that "Under the terms of the contract, TRLIC will pay the greater of policy administration and new business fees or a monthly minimum." Please clarify how policy administration and new business fees will be determined.

<u>Investments, page 3</u>

4. We note your disclosure on page 13 that "Investment services to be provided by First Trinity include purchase of receivables and consulting with the Company on investments in mortgage loans." However, your current disclosure indicates that you invest in investment-grade bonds and money market accounts. Please expand your disclosure to describe your investments and investment strategy with respect to mortgage loans and any other mortgage-related products.

<u>Governmental Regulation, page 4</u>

5. We note your statement that "rates for life insurance do not have to be approved and there are no rate increases for life insurance." Please clarify the statement, "there are no rate increases for life insurance," and if material, please explain how this will be significant to you.

6. Please describe the current status of your application with the Texas Department of Insurance.

<u>Identification of Directors and Executive Officers, page 9</u>

7. For each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Regulation S-K Item 401(e)(1).

Compensation of Directors, page 12

8.   We note your statement that "Any stock option plan will comply fully with the North American Securities Administrator's Association's Statement of Policy Regarding Options and Warrants." Please explain the significance for investors of your adherence to such policy.

Certain Relationships and related Transactions, and Director Independence, page 13

9.   Please disclose the information required by Regulation S-K Item 404(d) regarding your agreements with First Trinity Financial Corporation, or advise us why you are not required to disclose such information.

10.   We note your disclosure on page 13 that you operate on the same basic business plan as First Trinity, but you do not compete directly in your proposed area of operations in Texas. Please revise to clarify whether you will compete with First Trinity with respect to investment opportunities and, if so, discuss the potential conflict of interest due to the ongoing relationship between your officers and First Trinity and to their fiduciary duty as your officers and directors. In this regard, we note Exhibit 10.2 provides that "First Trinity will submit residential mortgage loans for potential purchase to Texas Republic. First Trinity will review each loan individually before submission to Texas Republic but Texas Republic will need to complete its own due diligence." Additionally, please expand the "Investments" section of your document on page 3 to explain how potential investments are assigned to you or to First Trinity.

Exhibits, page 16

11.   Please ensure that you have filed complete versions of your exhibits. In this regard, we note numerous exhibits are neither dated nor signed. In addition, the schedules and attachments to several exhibits were not filed. Please refile dated and executed copies of your agreements filed under Item 601(b)(10) of Regulation S-K.

12.   Please file a list of all your subsidiaries, the state or other jurisdiction of incorporation or organization of each, and the names under which such subsidiaries do business. Please see Regulation S-K Item 601(b)(21).

Financial Statements
Audit Report, page 3

13.   Please amend your filing to include a signed audit report as required by Rule 2-02 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rolf Sundwall at (202) 551-3105 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Gershon at (202) 551-6598 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Lee Polson, Esq.